UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, par value US$0.00004 per share

(Title of Class of Securities)

091727 1 07 (for American depositary shares, each representing one ordinary share)

(CUSIP Number)

Bin Li

c/o New Century Hotel Office Tower, 6/F

No. 6 South Capital Stadium Road

Beijing, 100044

The People’s Republic of China

Tel: (86-10) 6849-2345

Email: ir@bitauto.com

Fax: (86 10) 6849-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 091727 1 07

1.	Names of Reporting Person: SERENE VIEW INVESTMENT LIMITED I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 500,000*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 500,000*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 500,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 0.7%*
14.	Type of Reporting Person (See Instructions): CO

*	Consists of 500,000 Ordinary Shares held by Serene View Investment Limited, representing 0.7% of the total outstanding Ordinary Shares of the Issuer, calculated based on 71,035,249.5 Ordinary Shares outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 27, 2020.

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CUSIP No. 091727 1 07

1.	Names of Reporting Person: BIN LI I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 7,713,396.5*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 7,713,396.5*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,713,396.5*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 10.9%*
14.	Type of Reporting Person (See Instructions): IN

*	Consists of (i) 500,000 Ordinary Shares held by Serene View Investment Limited, (ii) 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited and (iii) 270,617 vested restricted share units and options, collectively representing 10.9% of the total outstanding Ordinary Shares of the Issuer, calculated based on 71,035,249.5 Ordinary Shares outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 27, 2020.

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CUSIP No. 091727 1 07

1.	Names of Reporting Person: PROUDVIEW LIMITED I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instruction): Not Applicable
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐
6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	7.	Sole Voting Power: 6,942,779.5*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,942,779.5*
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,942,779.5*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.8%*
14.	Type of Reporting Person (See Instructions): CO

*	Consists of 4,442,779.5 Ordinary Shares and 2,500,000 ADSs (representing the same number of Ordinary Shares) held by Proudview Limited, collectively representing 9.8% of the total outstanding Ordinary Shares of the Issuer, calculated based on 71,035,249.5 Ordinary Shares outstanding as of March 31, 2020 (excluding 2,725,839.5 treasury shares and Ordinary Shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the share incentive plans) as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2019 filed with the SEC on April 27, 2020.

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 26, 2012 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on August 31, 2015 (“Amendment No. 1”), Amendment No. 2 filed with the SEC on August 8, 2016 (“Amendment No. 2”), Amendment No. 3 filed with the SEC on January 9, 2017 (“Amendment No. 3”), Amendment No. 4 filed with the SEC on February 8, 2017 (“Amendment No. 4”), and Amendment No. 5 filed with the SEC on November 15, 2019 (“Amendment No. 5” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and this Amendment No. 6, the “Schedule 13D”), with respect to the ordinary shares, par value US$0.00004 per share, of Bitauto Holdings Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Issuer”).

Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Schedule 13D.

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by inserting the following at the end thereof:

Prosper Rich issued a confirmation letter to Proudview, Serene and Bin Li on July 13, 2020, pursuant to which Prosper Rich confirmed that Proudview had paid off the outstanding loans under the Facility Agreement as of July 13, 2020. In connection with Proudview’s repayment of the outstanding loans under the Facility Agreement, on July 13, 2020 (the “Effective Date”), Prosper Rich entered into a Global Deed of Release (the “Global Deed”) with Proudview (the “Borrower”), Bin Li (the “Personal Guarantor”), Serene (together with the Personal Guarantor, the “Guarantors”), and Weihai Qu (together with the Borrower, the Guarantors, the “Obligor”), pursuant to which and subject to the terms thereunder, with effect upon and from the Effective Date:

(i) Prosper Rich discharged and released to Proudview its right, title and interest in and to the 2,500,000 ADSs owned by Proudview under the Pledge Agreement;

(ii) Prosper Rich discharged and released to Proudview its right, title and interest in and to the 4,442,779.5 Ordinary Shares owned by Proudview under the applicable Proudview Equitable Share Mortgage;

(iii) Prosper Rich discharged and released to Serene its right, title and interest in and to the 500,000 Ordinary Shares owned by Serene under the applicable Serene Equitable Share Mortgage;

(iv) Prosper Rich discharged and released to Bin Li its right, title and interest in and to the shares in Serene beneficially owned by Bin Li under the Serene Share Charge;

(v) Prosper Rich discharged and released to Bin Li and Weihai Qu its right, title and interest in and to the shares in Proudview beneficially owned by Bin Li and Weihai Qu under the Proudview Share Charge (together with the Pledge Agreement, the Proudview Equitable Share Mortgage, the Serene Equitable Share Mortgage, the Serene Share Mortgage and the Serene Share Charge, the “Security Agreements”); and

(vi) The Facility Agreement and each Security Agreement are terminated with no further force or effect.

The foregoing description of the Global Deed does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the applicable agreement. A copy of the Global Deed is filed as Exhibit Q and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by:

(a)	replacing Exhibit A filed on November 15, 2019 with Amendment No. 5 (File No. 005-85981, Film No. 191222399) with the following in its entirety:

Exhibit A	Joint Filing Agreement, dated July 31, 2020, by and among Serene View Investment Limited, Proudview Limited, and Bin Li

(b)	inserting the following at the end thereof:

Exhibit Q	Confirmation Letter, dated July 13, 2020, from Prosper Rich Investments Limited to each of Proudview Limited, Serene View Investment Limited and Bin Li
Exhibit R	Global Deed, dated July 13, 2020, by and among Proudview Limited, Bin Li, Serene View Investment Limited, Weihai Qu, and Prosper Rich Investments Limited

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2020

Serene View Investment Limited		PROUDVIEW LIMITED

By:	/s/ Bin Li	By:	/s/ Bin Li
Name:	Bin Li	Name:	Bin Li
Title:	Director	Title:	Director

By:	/s/ Bin Li
Name:	Bin Li

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Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by or on behalf of each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: July 31, 2020

Serene View Investment Limited		PROUDVIEW LIMITED

By:	/s/ Bin Li	By:	/s/ Bin Li
Name:	Bin Li	Name:	Bin Li
Title:	Director	Title:	Director

By:	/s/ Bin Li
Name:	Bin Li

Exhibit Q

Confirmation Letter

From:	Prosper Rich Investments Limited

To:	Proudview Limited, Serene View Investment Limited, and Li Bin

Dated: July 13th, 2020

Dear Sirs,

1.	We refer to the Facility Agreement made by Proudview Limited (the “Borrower”), Serene View Investment Limited, Li Bin ( , Chinese ID number 110108197406221836) and Prosper Rich Investments Limited (the “Lender”) dated 15 October, 2019 (the “Facility Agreement”).

2.	For the purpose of this letter, the “Security Documents” means (i) a share charge governed by the laws of Hong Kong dated 15 October 2019 between Li Bin and Qu Weihai as chargors and the Lender as chargee; (ii) a share charge governed by the laws of Hong Kong dated 15 October 2019 between Li Bin as chargor and the Lender as chargee; (iii) an equitable share mortgage governed by the laws of the Cayman Islands dated 15 October 2019 between the Borrower as mortgagor and the Lender as mortgagee; (iv) an equitable share mortgage governed by the laws of the Cayman Islands dated 15 October 2019 between Serene View Investment Limited as mortgagor and the Lender as mortgagee; (v) a New York law-governed security agreement dated 15 October 2019 made by and between the Borrower as pledgor and the Lender; and (vi) the undertaking delivered by Li Bin to the Lender on 15 April 2020 and the call option exercise notice delivered by the Lender to Li Bin on 11 May 2020 and 15 May 2020. The Facility Agreement and the Security Documents are referred to as the “Finance Documents”, collectively.

3.	Unless defined otherwise in this letter, or the context requires otherwise, all words or expressions defined in the Facility Agreement have the same meaning in this letter.

4.	The Lender hereby acknowledges the receipt of the following amount from the Borrower:

Date:	April 16th, 2020

Amount:	USD6,480,000

Date:	July 13th, 2020

Amount:	USD87,577,182

5.	The Lender hereby confirms that the payment obligations of the Borrower in the Finance Documents are fully performed on the date of this letter, and all and any Security (as defined in the Facility Agreement or otherwise, however defined under the relevant Security Document) over the assets that are subject to the Security or right created or expressed to be created in favour of the Lender by or pursuant to the Security Documents are released and discharged on the date of this letter.

6.	The Lender hereby covenants that it will make its best endeavours to cooperate with the Borrower and/or its Affiliates to make all updates, entries, registrations and filings, and return all the documents to the Borrower as may be required in connection with the release of all Securities, undertakings and encumbrances in the Security Documents (at the cost of the Borrower) within one (1) month after the date of this letter.

7.	The Lender agrees to irrevocably and unconditionally terminate each Finance Document, each of which shall be of no further force or effect from the date of this letter.

8.	This letter is irrevocable.

Yours faithfully

/s/ Lisa Leung
for and on behalf of

Posper Rich Investment Limited

Agreed and Accepted by:

/s/ Bin Li
for and on behalf of

Proudview Limited

/s/ Bin Li
for and on behalf of

Serene View Investment Limited

/s/ Bin Li
Lin Bin

Exhibit R

Private and Confidential

Dated 13 July, 2020

GLOBAL DEED OF RELEASE

PROSPER RICH INVESTMENTS LIMITED

as Lender

in favour of

PROUDVIEW LIMITED

(as Borrower)

LI BIN

and

SERENE VIEW INVESTMENT LIMITED

(as Guarantors)

QU WEIHAI

(vii)

THIS DEED is made on 13 July, 2020 (the “Effective Date”)

By:

(1)	PROSPER RICH INVESTMENTS LIMITED, a company incorporated under the laws of the British Virgin Islands (the “Existing Lender”); in favour of

(2)	PROUDVIEW LIMITED, a BVI Business Company incorporated and validly existing under the laws of the British Virgin Islands with company no. 666498 with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Borrower”);

(3)	(i) LI BIN (holder of People’s Republic of China Identity Card number 110108197406221836) of No. 901, Door 2, Block 8, No. 166 Xiang Shan Nan Lu, Shijingshan Qu, Beijing, China , People’s Republic of China (the “Personal Guarantor”); and

(ii) SERENE VIEW INVESTMENT LIMITED, a BVI Business Company incorporated and validly existing under the laws of the British Virgin Islands with company no. 1732372 with its registered office at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“Serene” and together with the Personal Guarantor, the “Guarantors”); and

(4)	QU WEIHAI , holder of People’s Republic of China Resident Identity Card number 22010219760218331X of No. 1206, 5th Floor, Zhixueyuan, No. 29 Xi’erqi West Road, Haidian Qu, Beijing, China (“Mr. Qu”),

(each of the Borrower, the Guarantors and Mr. Qu, an “Obligor” and, collectively, the “Obligors”).

RECITALS

(A)	The Borrower, the Guarantors and the Existing Lender entered into a US$110,000,000 facility agreement (the “Facility Agreement”) dated 15 October 2019.

(B)	Each of (i) a share charge governed by the laws of Hong Kong dated 15 October 2019 between the Personal Guarantor and Mr. Qu as chargors and the Existing Lender as chargee (the “Borrower Share Charge”) and (ii) a share charge governed by the laws of Hong Kong dated 15 October 2019 between the Personal Guarantor as chargor and the Existing Lender as chargee (the “Serene Share Charge”, together with the Borrower Share Charge, the “HK Law Security Documents”), was entered into to secure the Obligors’ obligations under the Finance Documents (as defined below).

(C)	Each of (i) an equitable share mortgage governed by the laws of the Cayman Islands dated 15 October 2019 between the Borrower as mortgagor and the Existing Lender as mortgagee (the “Borrower Listco Share Charge”) and (ii) an equitable share mortgage governed by the laws of the Cayman Islands dated 15 October 2019 between Serene as mortgagor and the Existing Lender as mortgagee (the “Serene Listco Share Charge”, together with the Borrower Listco Share Charge, the “Cayman Law Listco Share Charges”), was entered into to secure the Obligors’ obligations under the Finance Documents (as defined below).

(D)	A New York law-governed security agreement dated 15 October 2019 was entered into between the Borrower as pledgor and the Existing Lender to secure the Obligors’ obligations under the Finance Documents (as defined below) (the “Listco Security Agreement (US)”).

(E)	The undertaking delivered by the Personal Guarantor to the Existing Lender on 15 April 2020 and the call option exercise notice delivered by the Existing Lender to the Personal Guarantor on 11 May 2020 and 15 May 2020 (the “Undertaking”, together with the HK Law Security Documents, the Cayman Law Listco Share Charges, and the Listco Security Agreement (US), the “Security Documents”).

(F)	In connection with the Facility Agreement and pursuant to the Security Documents, certain property, assets and undertaking of the Obligors were charged, pledged, mortgaged or assigned to the Existing Lender to secure the payment and discharge of the Secured Obligations (as defined in the relevant HK Law Security Documents and Listco Security Agreement (US)), the Liabilities (as defined in the Cayman Law Listco Share Charges) and the obligations in the Undertaking (in each case as referred to herein, the “Secured Obligations”).

(G)	In consideration of the Borrower’s payment and full satisfaction of the Secured Obligations, the Existing Lender has now agreed to release and discharge all and any Security (as defined in the Facility Agreement or otherwise, however defined under the relevant Security Document) which it has over the Released Assets (as defined below) and to terminate the Facility Agreement and each Security Document, on the terms and conditions set out in this Deed.

(H)	The Existing Lender intends this Deed to take effect as a deed.

IT IS AGREED as follows:

1.	DEFINITIONS

1.1	Definitions

In this Deed, terms defined and expressions construed or interpreted in the Facility Agreement and/or the relevant Security Document, and used but not redefined herein shall have the meanings set out in the Facility Agreement and/or the relevant Security Document, mutatis mutandis, as if the same were set out in full in this Deed. In addition, unless the context otherwise requires, the following words and expressions shall have the meaning set out opposite them:

“Finance Documents” has meaning given to it in the Facility Agreement, and includes for clarification, each Security Document.

“Released Assets” means all the assets and/or undertakings of the relevant Obligor which are the subject of any Security or right created or expressed to be created in favour of the Existing Lender by or pursuant to the Security Documents.

1.2	Construction

The provisions of Clause 1.2 (Construction) of the Facility Agreement shall apply to this Deed as though they were set out in full in this Deed, except that references to the “Facility Agreement” are to be construed as references to this Deed.

1.3	Third Party Rights

(a)	Unless expressly provided to the contrary in an Finance Document, a person who is not a party has no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the laws of Hong Kong) (the “Third Parties Ordinance”) to enforce or to enjoy the benefit of any term of this Deed.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a party is not required to rescind or vary this Deed at any time.

(c)	Any Obligor may, subject to this Clause 1.3 (Third Party Rights) and the Third Parties Ordinance, rely on any clause of this Deed which expressly confers rights on it.

2.	GENERAL RELEASE

Subject to any provision in the relevant Security Documents which contemplates that any release, discharge or reassignment shall be in any way conditional or shall be void by reason of any payment being set aside or proving invalid or which would otherwise permit the same to be reinstated howsoever, with effect from the Effective Date, the Existing Lender hereby irrevocably and unconditionally, without recourse or warranty:

(a)	discharges and releases to each Obligor its respective right, title and interest in and to the relevant Released Assets as at the Effective Date;

(b)	reassigns and/or retransfers to each Obligor any Released Assets assigned and/or transferred by way of security to the Existing Lender by it and pursuant to each Security Document; and

(c)	discharges and releases each Obligor from all its obligations to the Existing Lender under the relevant Security Documents in respect of the Released Assets; and

(d)	discharges and releases each Obligor from all its past, present and future representations, warranties, obligations, liabilities and undertakings under the Facility Agreement and each Security Document and from all claims the Existing Lender may have had, may have, or will have against any Obligor, in connection with the foregoing.

3.	RELEASE OF LISTCO SECURITY AGREEMENT (US)

Subject to any provision in the Listco Security Agreement (US) which contemplates that any release, discharge or reassignment shall be in any way conditional or shall be void by reason of any payment being set aside or proving invalid or which would otherwise permit the same to be reinstated howsoever, with effect from the Effective Date, the Existing Lender hereby irrevocably and unconditionally, without recourse or warranty:

(a)	discharges and releases to the Borrower its respective right, title and interest in and to the relevant Released Assets in respect of the Listco Security Agreement (US) as at the Effective Date;

(b)	reassigns and/or retransfers to the Borrower any Released Assets in respect of the Listco Security Agreement (US) assigned and/or transferred by way of security to the Existing Lender by it and pursuant to the Listco Security Agreement (US);

(c)	discharges and releases the Borrower from all its obligations to the Existing Lender under the Listco Security Agreement (US) in respect of the Released Assets; and

(d)	agrees to co-operate and provide necessary assistance to the Borrower or its advisers to enable it or them to make the necessary public filings to record the release of the Listco Security Agreement (US) (at the cost of the Borrower).

4.	RELEASE OF HK LAW SECURITY DOCUMENTS

Subject to any provision in any of the HK Law Security Documents which contemplates that any release, discharge or reassignment shall be in any way conditional or shall be void by reason of any payment being set aside or proving invalid or which would otherwise permit the same to be reinstated howsoever, with effect from the Effective Date, the Existing Lender hereby irrevocably and unconditionally, without recourse or warranty:

(a)	discharges and releases to the Personal Guarantor and Mr. Qu, as applicable, their respective rights, title and interest in and to the relevant Released Assets in respect of the relevant HK Law Security Document as at the Effective Date;

(b)	reassigns and/or retransfers to the Personal Guarantor and Mr. Qu, as applicable, any Released Assets assigned and/or transferred by way of security to the Existing Lender by himself and pursuant to the relevant HK Law Security Documents;

(c)	discharges and releases the Personal Guarantor and Mr. Qu, as applicable, from all its obligations to the Existing Lender under the relevant HK Law Security Documents in respect of the Released Assets; and

(d)	agrees to co-operate and provide necessary assistance to the Personal Guarantor, Mr. Qu and their respective advisers to enable him or them to make all updates, entries, registrations and filings as may be required in connection with the release of each HK Law Security Documents, including, but not limited to updating the register of members of the Borrower and/or Serene, as applicable, with the Registrar of Corporate Affairs of the British Virgin Islands to reflect the release of relevant HK Law Security Document pursuant to this Deed (at the cost of the Personal Guarantor and Mr. Qu).

5.	RELEASE OF CAYMAN LAW LISTCO SHARE CHARGES

Subject to any provision in the relevant Cayman Law Listco Share Charges which contemplates that any release, discharge or reassignment shall be in any way conditional or shall be void by reason of any payment being set aside or proving invalid or which would otherwise permit the same to be reinstated howsoever, with effect from the Effective Date, the Existing Lender hereby irrevocably and unconditionally, without recourse or warranty:

(a)	discharges and releases to the Borrower and/or Serene, as applicable, its respective right, title and interest in and to the relevant Released Assets in respect of the relevant Cayman Law Listco Share Charges as at the Effective Date;

(b)	reassigns and/or retransfers to the Borrower and/or Serene, as applicable, any Released Assets assigned and/or transferred by way of security to the Existing Lender by it and pursuant to the relevant Cayman Law Listco Share Charges;

(c)	discharges and releases the Borrower and/or Serene, as applicable, from all its obligations to the Existing Lender under the relevant Cayman Law Listco Share Charges in respect of the Released Assets; and

(d)	agrees to co-operate and provide necessary assistance to the Borrower and/or Serene and their respective advisers, as applicable, to make all updates, entries, registrations and filings as may be required in connection with the release of each Cayman Law Listco Share Charges (at the cost of the Borrower and Serene).

6.	RELEASE OF UNDERTAKING

Subject to any provision in the Undertaking which contemplates that any release, discharge or reassignment shall be in any way conditional or shall be void by reason of any payment being set aside or proving invalid or which would otherwise permit the same to be reinstated howsoever, with effect from the Effective Date, the Existing Lender hereby irrevocably and unconditionally, without recourse or warranty:

(a)	discharges and releases to the Personal Guarantor his respective right, title and interest in and to the relevant Released Assets in respect of the Undertaking as at the Effective Date;

(b)	reassigns and/or retransfers to the Personal Guarantor any Released Assets in respect of the Undertaking assigned and/or transferred by way of security to the Existing Lender by him and pursuant to the Undertaking; and

(c)	discharges and releases the Personal Guarantor from all his obligations to the Existing Lender under the Undertaking in respect of the Released Assets.

7.	TERMINATION

The parties hereby agree to irrevocably and unconditionally terminate the Facility Agreement and each Security Document, each of which shall be of no further force or effect from the Effective Date.

8.	TITLE DOCUMENTS AND SECURITY DELIVERABLES

The Existing Lender shall, at the cost of the Obligors, as soon as practicable but in any event within five (5) Business Days following the Effective Date deliver all documents of title (including all share certificates) and all other documents delivered by the relevant Obligor to the Existing Lender pursuant to the terms of the relevant Security Documents which are now in the possession of the Existing Lender and which relate to the Released Assets upon execution of this Deed.

Documents which are now in the possession of the Existing Lender and which relate to the Released Assets upon execution of this Deed.

9.	PARTIAL INVALIDITY

If any provision of this Deed is illegal, invalid or unenforceable the other provisions and the remainder of the affected provision shall continue to be valid.

10.	AMENDMENTS AND WAIVERS

This Deed may not be amended or modified and no provision may be waived except by an instrument in writing signed by the parties to this Deed.

11.	COUNTERPARTS

This Deed may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single document.

12.	GOVERNING LAW AND JURISDICTION

12.1	Governing Law

This Deed is governed by the laws of Hong Kong, provided that:

(a)	Clause 3 (Release of Listco Security Agreement (US)) shall be governed by the laws of the State of New York;

(b)	Clause 5 (Release of Cayman Law Listco Share Charges) shall be governed by the laws of the Cayman Islands.

12.2	Enforcement

Clause 32 (Enforcement) of the Facility Agreement shall apply to this Deed as if set out in full in this Deed and as if references therein to “this Agreement” or any “Finance Document” were references to this Deed.

13.	EFFECTIVENESS

This Deed shall take effect and be delivered as a deed on the date on which it is stated to be made.

In Witness Whereof this Deed has been executed as a deed by each party and is intended to be made and is hereby delivered on the date stated at the beginning of this Deed.

THE EXISTING LENDER

EXECUTED AND DELIVERED AS A DEED	)
By Leung Lisa	)
for and on behalf of	)
PROSPER RICH INVESTMENT LIMITED	)
in the presence of	)

/s/ Judy Kuo
Signature of Witness
Name: Judy Kuo
Address:	Unit 1005, 101 F, Lippo Centre Tower 2
89 Queensway, Admiralty, Hong Kong

Notice details:

Address: c/o Unit 1005, 101F, Lippo Centre Tower 2, 89 Queensway, Admiralty, Hong Kong
Attention: Lisa Leung
Fax: 3752 3885
Email: lisa.leung@ruimagroup.com

In Witness Whereof this Deed has been executed as a deed by each party and is intended to be made and is hereby delivered on the date stated at the beginning of this Deed.

EXECUTED AND DELIVERED AS A DEED	)
by	)
for and on behalf of	)
PROUDVIEW LIMITED	)
in the presence of	)

/s/ Ma Hai Ying
Signature of Witness
Name: Ma Hai Ying
Address:	1055 10F, New Century Hotel Office Tower
No. 6 Shoutinan Road, Hai Dian District
Beijing, P.R.C.

Notice details:

Address: 1055 10F, New Century Hotel Office Tower, No. 6 Shoutinan Road, Hai Dian District Beijing, P.R.C.
Attention: Ma Hai Ying
Fax: 010-68492516
Email: mahy@bothwealth.com

In Witness Whereof this Deed has been executed as a deed by each party and is intended to be made and is hereby delivered on the date stated at the beginning of this Deed.

SIGNED, SEALED AND DELIVERED AS A DEED	)
by	)
LI BIN	)
in the presence of	)

/s/ Ma Hai Ying
Signature of Witness
Name: Ma Hai Ying
Address:	1055 10F, New Century Hotel Office Tower
No. 6 Shoutinan Road, Hai Dian District
Beijing, P.R.C.

Notice details:

Address: 1055 10F, New Century Hotel Office Tower, No. 6 Shoutinan Road, Hai Dian District Beijing, P.R.C.
Attention: Ma Hai Ying
Fax: 010-68492516
Email: mahy@bothwealth.com

In Witness Whereof this Deed has been executed as a deed by each party and is intended to be made and is hereby delivered on the date stated at the beginning of this Deed.

EXECUTED AND DELIVERED AS A DEED	)
by	)
SERENE VIEW INVESTMENT LIMITED	)
in the presence of	)

/s/ Ma Hai Ying
Signature of Witness
Name: Ma Hai Ying
Address:	1055 10F, New Century Hotel Office Tower
No. 6 Shoutinan Road, Hai Dian District
Beijing, P.R.C.

Notice details:

Address: 1055 10F, New Century Hotel Office Tower, No. 6 Shoutinan Road, Hai Dian District Beijing, P.R.C.
Attention: Ma Hai Ying
Fax: 010-68492516
Email: mahy@bothwealth.com

In Witness Whereof this Deed has been executed as a deed by each party and is intended to be made and is hereby delivered on the date stated at the beginning of this Deed.

SIGNED, SEALED AND DELIVERED AS A DEED	)
by	)
QU WEIHAI	) /s/ Qu Weihai
in the presence of	)

/s/ Ma Hai Ying
Signature of Witness
Name: Ma Hai Ying
Address:	1055 10F, New Century Hotel Office Tower
No. 6 Shoutinan Road, Hai Dian District
Beijing, P.R.C.

Notice details:

Address: 1055 10F, New Century Hotel Office Tower, No. 6 Shoutinan Road, Hai Dian District Beijing, P.R.C.
Attention: Ma Hai Ying
Fax: 010-68492516
Email: mahy@bothwealth.com